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June 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Special Counsel

Re:	KLX Energy Services Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-238870

Ladies and Gentlemen:

As discussed with the Staff of the Securities and Exchange Commission (the SEC) via telephone, our client, KLX Energy Services Holdings, Inc. (KLXE), intends to file pre-effective amendment No. 2 (the Amendment) to its registration statement on Form S-4 (the S-4), on June 25, 2020. Our client intends on June 25, 2020 to request acceleration of the effectiveness of the S-4 for June 29, 2020. In order to facilitate the Staff’s review of the Amendment, please find below a summary of the primary changes to the disclosure from pre-effective amendment No. 1 to the S-4, filed with the SEC on June 18, 2020. Please also find enclosed herewith a pdf file containing a printer’s proof of the changed pages in the Amendment.

The primary changes from pre-effective amendment No. 2 to the S-4 are as follows:

•	Inclusion of the share amounts to be reserved in connection with the KLXE LTIP Amendment Proposal and the KLXE ESPP Amendment Proposal.
•	Inclusion in the KLXE LTIP Amendment Proposal of a $500,000 annual limit on the aggregate grant date fair value of awards to non-employee directors.
•	Inclusion of the text of the amendments to the KLXE LTIP and ESPP.
•	Disclosure of three shareholder litigations filed (two against KLXE and the KLXE Board, one against QES and the QES Board) following the filing of pre-effective amendment No. 1 to the S-4.

In addition to the above, the Amendment includes information related to the dates and times of the KLXE Annual Meeting and the QES Special Meeting, and updates information in the S-4 related to share amounts, beneficial ownership and merger related compensation as of a more recent date.

Terms used herein but not defined have the meanings set forth in the Amendment.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284 4926 or (917) 294 1043, or at Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:          Jonathan L. Mann, KLX Energy Services Holdings, Inc.

Max L. Bouthillette, Quintana Energy Services Inc.

Paul K. Humphreys, Esq., Freshfields Bruckhaus Deringer US LLP

Frank Bayouth, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Eric C. Otness, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany